FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM ANNOUNCES PROPOSED PUBLIC OFFERING OF COMMON SHARE UNITS AND SERIES II NON-VOTING CONVERTIBLE FIRST PREFERRED SHARE UNITS

TORONTO, February 21, 2019 - Trillium Therapeutics Inc. (“Trillium” or the “Company”) (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has commenced a public offering of common share units (the “Common Share Units”) of the Company and Series II Non-Voting Convertible First Preferred Share units (the “Series II First Preferred Share Units”) of the Company (the “Offering”).

Each Common Share Unit will be comprised of one common share of the Company and one common share purchase warrant. Each Series II First Preferred Share Unit will be comprised of one Series II Non-Voting Convertible First Preferred Share and one Series II Non-Voting Convertible First Preferred Share purchase warrant. The Series II First Preferred Share Units are being offered to investors whose purchase of Common Share Units in the Offering may result in such investor, together with its affiliates and certain related parties, beneficially owning more than 4.99% of the Company’s outstanding common shares following the consummation of the Offering.

The Company intends to use the net proceeds of the Offering for: (i) ongoing research and development activities of its SIRPαFc program; and (ii) working capital and general corporate purposes.

Cowen and Company, LLC is acting as the sole book-running manager for the Offering.

The Offering is subject to market conditions, as well as a number of closing conditions, including NASDAQ Capital Market (“NASDAQ”) and Toronto Stock Exchange (“TSX”) approvals, and there can be no assurance as to whether or when the Offering may be completed, or the actual size or terms of the Offering. For the purposes of TSX approval, the Company intends to rely on the exemption set forth in Section 602.1 of the TSX Company Manual, which provides that the TSX will not apply its standards to certain transactions involving eligible inter-listed issuers on a recognized exchange, such as NASDAQ.

The Offering is being made to purchasers outside of Canada pursuant to a U.S. registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) on January 8, 2018 (the “Registration Statement”) and the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated January 5, 2018. The prospectus supplement relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) will be filed with the securities commissions in the provinces of British Columbia, Alberta, Manitoba, Ontario and Nova Scotia in Canada, and with the SEC in the United States. The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the other documents the Company has filed for more complete information about the Company and the Offering. Copies of the Offering Documents will be available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable. Alternatively, copies of the prospectus supplement will be available upon request by contacting Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Attn: Prospectus Department, or by emailing PostSaleManualRequests@broadridge.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Trillium Therapeutics:
Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s two clinical programs, TTI-621 and TTI-622, target CD47, a “do not eat” signal that cancer cells frequently use to evade the immune system. Trillium also has a proprietary fluorine-based medicinal chemistry platform that is being used to develop novel compounds directed at undisclosed immuno-oncology targets.

For more information visit: www.trilliumtherapeutics.com.

Caution Regarding Forward-Looking Information:
This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements relating to Trillium’s plans to consummate the Offering and the intended use of proceeds therefrom. There can be no assurance that Trillium will be able to complete the Offering on the anticipated terms, or at all. You should not place undue reliance on these forward-looking statements. Actual results may differ materially from those projected or implied in these forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not the Company will be able to raise capital through the sale of Units, the final terms of the Offering, market and other conditions, the satisfaction of customary closing conditions related to the Offering, the impact of general economic, industry or political conditions in the United States, Canada or elsewhere internationally, and the risks and uncertainties facing Trillium set forth in the Offering Documents and Trillium's Annual Information Form for the year ended December 31, 2017 filed with Canadian securities authorities and in Trillium’s Form 40-F filed with the U.S. Securities Exchange Commission, each as updated by Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Investor Relations:
Jason Wong
Blueprint Life Science Group for Trillium Therapeutics
415-375-3340 x4
jwong@bplifescience.com

Media Relations:
Jessica Tieszen
Canale Communications for Trillium Therapeutics
619-849-5385
jessica@canalecomm.com